Exhibit 99.1

URANIUM ROYALTY CORP.

Notice of Annual GENERAL Meeting

and Management information Circular

Date and Time: October 12, 2023 at 9:00 a.m. (Vancouver time)

Place:	1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia, Canada

August 18, 2023

These materials are important and require your immediate attention. They require shareholders of Uranium Royalty Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to your shares, please contact Uranium Royalty Corp.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON October 12, 2023

TO:	The shareholders of Uranium Royalty Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, October 12, 2023, at 9:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended April 30, 2023, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Information Circular (the “Information Circular”);

3.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration for the ensuing year; and

4.	Other Business: to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act, the Company is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended April 30, 2023 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at: https://www.uraniumroyalty.com/investor-centre/shareholder-meetings/ and under the Company’s profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Company.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-855-396-8222 (extension 509). There is no cost to you for requesting a paper copy of the Meeting Materials. Any shareholder of the Company (“Shareholder”) wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on October 2, 2023, in order to receive and review the Meeting Materials and submit their vote by 9:00 a.m. (Vancouver Time) on October 10, 2023, as set out in the proxy or voting instruction form accompanying this Notice of Meeting. Please retain the proxy or voting instruction form accompanying this Notice of Meeting as another will not be sent.

The Company’s board of directors has fixed August 17, 2023, as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Only Shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholder”) at the close of business on the record date are entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 9:00 a.m. (Vancouver time) on October 10, 2023, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered Shareholders may also vote their proxies via telephone or the internet in accordance with the instructions provided in the proxy.

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Non-registered Shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Company is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting, and may decide to forego the physical Meeting in favour of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, Canada, as of the 18th day of August, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Amir Adnani
Amir Adnani
Chairman and Director

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MANAGEMENT INFORMATION CIRCULAR

August 18, 2023

This Management Information Circular (“Information Circular”) is being furnished to holders (“Shareholders”) of common shares (“Shares”) in the capital of Uranium Royalty Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors (the “Board”) and management of the Company for use at the annual general meeting to be held at 9:00 a.m. (Vancouver time) on Thursday, October 12, 2023, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the Notice of Meeting dated August 18, 2023 (the “Notice of Meeting”), which accompanies and is part of this Information Circular.

Pursuant to exemptions obtained by the Company under the Canada Business Corporations Act (the “CBCA”), the Company is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended April 30, 2023 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”) pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered Shareholders will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2023 financial year. The Meeting Materials are available on the Company’s website at www.uraniumroyalty.com and under the Company’s profile on www.sedarplus.ca. Shareholders may contact the Company to request a paper copy of the Meeting Materials toll free at 1-855-396-8222 (extension 509).

In this Information Circular, “URC”, the “Company”, “we”, “us” and “our” means Uranium Royalty Corp., as the context requires. “$” means Canadian dollars and “US$” means United States dollars. The information contained in this Information Circular is given as of August 18, 2023, unless otherwise indicated. All dollar amounts set forth in this Information Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The Board has set the close of business on August 17, 2023, as the record date (the “Record Date”) for determining which Shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record (“Registered Shareholders”) as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

A quorum of Shareholders is required to transact business at the Meeting. Under the Company’s By-Laws, a quorum is two or more persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued Shares having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder held on August 17, 2023, on the resolutions to be voted upon at the Meeting and any other matter which may properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 9:00 a.m. (Vancouver time) on October 10, 2023, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly. The Shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons. It is intended that the Designated Persons will vote the Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the Board and for the appointment of the independent auditor of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in NI 54-101, the Company has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Company’s website at www.uraniumroyalty.com and under the Company’s profile at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the name(s) of the management proxyholder(s) named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to NI 54-101, the Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and voting instruction forms involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the CBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of the close of business on August 17, 2023, which we refer to as the Record Date. If you acquire Shares after the close of business on the Record Date, you will not be entitled to vote those Shares at the Meeting.

Each Share entitles the holder to one vote. As at August 17, 2023, there were 100,369,451 Shares issued and outstanding.

Q: What am I voting on?

A: The following matters:

●	the election of directors to hold office until next year’s annual general meeting; and

●	the appointment of PricewaterhouseCoopers LLP, as our auditor until next year’s annual general meeting, at a remuneration to be fixed by the directors.

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by (1) attending the Meeting in person and voting, (2) voting your proxy in accordance with the instructions provided in the form of proxy, including via telephone or the internet, or (3) completing and signing a form of proxy appointing someone to represent you and to vote your Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy in the form enclosed, the person(s) named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their judgment. As of the date of this Information Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The cost of this solicitation will be borne by us.

Q: If I deliver a proxy, who will vote my Shares?

A: Amir Adnani (or, failing him, Josephine Man or, failing her, Scott Melbye), has been named as a management proxyholder (the “Management Proxyholder”) in the accompanying proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Management Proxyholder to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your Shares and that he or she should present himself/herself to a representative of the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”).

Q: What if my Shares are registered in more than one name or in the name of my company?

A: If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: You will have given authority to whoever the proxy appoints as your proxyholder to vote, or withhold from voting, your Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to Computershare at the address set out below so that it arrives no later than 9:00 a.m. (Vancouver time) on October 10, 2023 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Management Proxyholder will vote or withhold from voting your Shares in accordance with your instructions.

In the absence of such instructions, your Shares will be voted FOR the election of the directors nominated by management, and FOR the appointment of PricewaterhouseCoopers LLP, as auditor.

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) and delivered to Computershare or our registered office, up to and including the last business day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting or any adjournment(s) or postponement(s). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote.

If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact our transfer agent, Computershare, at:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

1-800-564-5263 (toll free North America)

1-514-982-7555 (international)

THE MEETING

The following is a summary of certain information contained in this Information Circular concerning the business that will be transacted at the Meeting and the matters that you will be asked to vote on. This summary is not intended to be complete. You should read the entire Information Circular carefully.

Presentation of Financial Statements

Our audited consolidated financial statements for the year ended April 30, 2023, and the accompanying auditor’s report will be presented to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. You will have an opportunity to ask questions about our consolidated financial statements at the Meeting.

Election of Directors

The Board is recommending electing four persons to the Board. Each of our directors is elected each year at the annual general meeting and holds office until the next annual general meeting, unless that director resigns or until that director sooner ceases to hold office. For further information on each nominee, see the section entitled “Election of Directors”.

The Board recommends that you vote FOR all nominees standing for election.

Appointing the Auditor

The Board is proposing that PricewaterhouseCoopers LLP, Vancouver, Canada, be appointed as auditor, at a remuneration to be fixed by the Board. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

The Board recommends that you vote FOR the resolution appointing PricewaterhouseCoopers LLP, as our auditor and authorizing the Board to fix their remuneration.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our authorized capital consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series. As of the close of business on August 17, 2023, there were a total of 100,369,451 Shares issued and outstanding and no preferred shares issued and outstanding. The Shares are the only shares entitled to be voted at the Meeting. Each Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each Share held.

Principal Holders of Shares

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Shares as at August 17, 2023:

Name	Number of Shares	Percentage of Outstanding Shares
Uranium Energy Corp. (“UEC”)	15,000,000	14.94%

ELECTION OF DIRECTORS

The Board is recommending four persons (each, a “Nominee” and collectively, the “Nominees”) for election at the Meeting. Each of the four persons whose name appears below is proposed by the Board to be nominated for election as a director of URC to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office. John Griffith has indicated that he will not be standing for re-election.

The following table sets forth the names and province or state and country of residence of the Nominees, all offices of URC now held by the Nominees, the period of time for which each Nominee has been a director of URC and the number of Shares, warrants exercisable into Shares (“Warrants”) and stock options to purchase Shares (“Options”), issued and outstanding under the Company’s long-term incentive plan dated November 22, 2019 (the “LTIP”), beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as at the date hereof:

Name, Province or State and Country of Residence	Current Position(s) with URC	Director Since	Securities Held(4) (#)
Amir Adnani British Columbia, Canada	Chairman and Director	August 23, 2019	Shares: 2,363,400(5) Warrants: Nil Options: 80,000
Scott Melbye Colorado, United States of America	Chief Executive Officer, President and Director	April 21, 2017	Shares: 475,000 (5) Warrants: 75,000 Options: 200,000
Vina Patel(1)(2)(3) London, England, United Kingdom	Director	October 23, 2019	Shares: 70,000 Warrants: Nil Options: 40,000
Neil Gregson(1)(2)(3) London, England, United Kingdom	Director	October 13, 2020	Shares: Nil Warrants: Nil Options: 40,000

Notes:

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Includes Shares and Warrants directly and indirectly beneficially owned and controlled by the applicable director.
(5)	Excludes 15,000,000 Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice-President.

The following sets out the profiles of our Nominees for election at the Meeting:

Amir Adnani, Chairman and Director. Mr. Adnani has served as the Chairman and a director of the Company since August 23, 2019. Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the founder and Co-Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and was a director of the university’s Alumni Association from 2015 to 2021.

Scott Melbye, Chief Executive Officer, President and Director. Mr. Melbye has served as a director of the Company since April 21, 2017. Mr. Melbye has over 40 years of experience in the nuclear energy industry and has held leadership positions in various uranium mining companies and industry organizations. Mr. Melbye has served as an Executive Vice President of UEC since September 8, 2014, where he is responsible for uranium marketing and sales and strategic growth objectives, and as Advisor to the Nuclear Engineering Program at the Colorado School of Mines. Previously, Mr. Melbye was the Vice President of Commercial at Uranium Participation Corporation (now Sprott Physical Uranium Trust) from 2014 to 2018 and concurrently served as an advisor to the Chairman of Kazatomprom, the national uranium company of Kazakhstan, until March 2018. Prior to that, Mr. Melbye held the position of Executive Vice President of Marketing at Uranium One Inc. from 2011 to 2014, and, from 1989 to 2010, held various positions at Cameco Corporation, including President of their global marketing subsidiary, Cameco, Inc. Mr. Melbye is currently the President of the Uranium Producers of America and is a past Chair of the Board of Governors of the World Nuclear Fuel Market. Mr. Melbye holds a Bachelor of Science (B.Sc.) in Business Administration from Arizona State University.

Vina Patel, Director. Ms. Patel has served as a director of the Company since October 23, 2019. Ms. Patel is a capital markets professional with 19 years of experience. Ms. Patel is Director of Nightstar Consulting Ltd., a company which provides consulting and marketing services to mining companies, since July 2011. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully setup a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies including a number of uranium companies. She has established long standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an MBA from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship. Prior to this she was a senior school teacher and holds an MA in Education.

Neil Gregson, Director. Mr. Gregson has served as a director of the Company since October 13, 2020. Mr. Gregson is a qualified mining engineer with 30 years of experience in the resources sector. From September 2010 to April 2020, Mr. Gregson was a Portfolio Manager at J.P. Morgan Asset Management Global Equities Team based in London where he was responsible for global natural resources mandates. He held prior investment management roles at CQS Asset Management as a Senior Portfolio Manager focused on natural resources and at Credit Suisse Asset Management as Head of Emerging Markets and related sector funds. Mr. Gregson has an Honours Degree in Mining Engineering from Nottingham University and began his career in 1984 with Anglo American in South Africa.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Nominees are, as at the date of this Information Circular, or have been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

●	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or

●	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Nominees

●	is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

●	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee;

●	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

MANAGEMENT CONTRACTS

To the best of the knowledge of our directors and executive officers, our management functions are not, to any substantial degree, performed by any person other than our directors and executive officers.

APPOINTMENT OF AUDITOR

Management of the Company will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditor of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Company on June 1, 2020.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with NI 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the total compensation for services in all capacities to the Company and its subsidiary in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and each of the other three most highly compensated executive officers of the Company, including its subsidiary, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of the Company or its subsidiary at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Compensation Discussion and Analysis

The Compensation Committee considers the compensation of NEOs, with the goal of providing sufficient compensation opportunities to attract, retain and motivate the best possible executive officers, while at the same time aligning the interests of the Company’s NEOs with those of the Shareholders. When determining individual compensation levels for the Company’s NEOs, the Compensation Committee considers a variety of factors including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee reviews actual performance against corporate objectives. For further information, see the section entitled “Compensation”.

The Company’s compensation program is intended to be consistent with the Company’s business plans, strategies and goals. The Company’s compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the annual and long-term business goals of the Company.

Compensation Governance

The Compensation Committee is comprised of Ms. Patel, Mr. Gregson and Mr. Griffith. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”) and Nasdaq Listing Rules. Ms. Patel is the Chair of the Compensation Committee. Mr. Griffith is not standing for re-election as a director at the Meeting.

The Company is a “foreign private issuer” under the Exchange Act and is permitted pursuant to Nasdaq Listing Rules to follow its home country practice in respect of the composition of its Compensation Committee. For further information, see the section entitled “Nasdaq Corporate Governance”.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer’s contribution to the overall success of the Company and recommending to the Board the Chief Executive Officer’s level of compensation. It is also responsible for reviewing and approving the compensation of other executive officers and directors including salary, bonus, incentive and other compensation levels.

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the profiles of our directors under the section entitled “Election of Directors”.

Elements of Compensation

It is the compensation philosophy of the Company to provide a market-based mix of base salaries, short-term incentives, in the form of bonuses, and long-term equity incentives. The Company seeks to accomplish its executive compensation objectives through an appropriate mix of fixed and “at-risk”, variable pay by providing a percentage of the NEOs’ total compensation opportunity in the form of equity compensation and by ensuring that a fair portion of the NEOs’ total pay is in the form of performance-based or “at-risk” compensation.

Base Salary. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. The Compensation Committee reviews each executive officer’s base salary with reference to relevant industry norms relating to, among other things, experience, past performance and level of responsibility. The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of salary increase trends in the marketplace, competitive positioning and an increase in responsibilities assumed by an executive officer.

Annual Bonus. Annual cash bonuses are also a component of the total compensation that may be received by the Company’s executive officers, which provide such executive officers the potential to receive an annual financial reward based on achievement of specific goals. Discretionary cash bonuses are recommended by the Compensation Committee to the Board based on annual performance reviews. No annual cash bonuses were awarded with respect to the financial year ended April 30, 2023. For further information, see the section entitled “Summary Compensation Table”.

LTIP Awards. The Compensation Committee also considers long-term performance incentive awards and stock options (collectively, “LTIP Awards”) to be an important component of executive compensation. The objective of making grants under the LTIP is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of Shareholders, and thereby discouraging excessive risk taking.

The Company grants LTIP Awards, from time to time, to directors, executive officers, key employees and consultants. The Compensation Committee makes recommendations to the Board for the grant of LTIP Awards on a discretionary basis, given the size of the Company, based on individual performance, positions held with the Company and the overall performance of the Company. The Compensation Committee considers various factors when determining the number of LTIP Awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual. The Compensation Committee considers past grants under the LTIP when determining new grants of LTIP Awards. The Board relies solely on the recommendation of the Compensation Committee regarding grants of LTIP Awards to directors, executive officers, key employees and consultants.

The Company does not assess its compensation through benchmarks or peer groups at this time.

No actions, decisions or policies were put in place affecting the Company’s compensation program subsequent to the financial year ended April 30, 2023.

Risk Management

The Company considers risk management when implementing its compensation program, and has taken steps to ensure its executive compensation program does not incentivize inappropriate risks. Some of the risk management initiatives currently employed by the Company are as follows:

●	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and
●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends.

The Board and the Compensation Committee do not believe that the Company’s compensation policies and practices result in unnecessary or inappropriate risk-taking, including those that are likely to have a material adverse effect on the Company. The Company does not have a policy that restricts the ability of a Named Executive Officer or director to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the financial years ended April 30, 2023, 2022 and 2021.

				Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option-based Awards ($)(7)	Annual Incentive Plans(6)	All Other Compensation ($)		Total Compensation ($)
Scott Melbye(1) (2)	2023	174,013	135,000	-	-		309,013
Chief Executive Officer,	2022	150,722	201,250	24,142	-		376,114
President and Director	2021	141,874	-	-	-		141,874
Josephine Man(3)	2023	100,125	108,000	-	3,467	(5)	211,592
Chief Financial Officer	2022	90,000	161,000	15,000	2,416	(5)	268,416
and Corporate Secretary	2021	81,000	-	-	2,373	(5)	83,373
Darcy Hirsekorn(4)	2023	87,429	108,000	-	192	(5)	195,621
Chief Technical Officer	2022	76,921	161,000	15,000	134	(5)	253,055
	2021	53,294	-	-	132	(5)	53,426

Notes:

(1)	Mr. Melbye was appointed as Chief Executive Officer and President of the Company effective October 8, 2019 and served as Chairman from April 21, 2017 to August 23, 2019. Mr. Melbye provides services as Chief Executive Officer pursuant to a consulting agreement dated October 22, 2019. Amounts stated reflect management fees paid to Mr. Melbye through a company controlled by Mr. Melbye.
(2)	Fees paid to Mr. Melbye were in United States dollars, and have been converted to Canadian dollars for reporting purposes in this table at the average exchange rate for the financial years ended April 30, 2023, 2022 and 2021 of US$1.00 = C$1.3035, US$1.00 = C$1.2490 and US$1.00 = C$1.3136, respectively.
(3)	Ms. Man provides services as Chief Financial Officer of the Company pursuant to a consulting agreement dated August 30, 2018. Amounts stated reflect salaries and management fees paid to Ms. Man and through a company controlled by Ms. Man.
(4)	Mr. Hirsekorn provides services as Chief Technical Officer of the Company pursuant to a consulting agreement dated July 24, 2018, as amended on January 31, 2019, September 30, 2019, May 1, 2020, November 5, 2020 and May 28, 2021. Amounts stated reflect salaries and management fees paid to Mr. Hirsekorn and through a company controlled by Mr. Hirsekorn.

(5)	Includes non-cash accounting accruals for source deductions relating to the financial years ended April 30, 2023, 2022 and 2021, and do not represent amounts actually paid to or received by the NEO or its management company.
(6)	Amounts represent bonuses paid in respect of the financial year ended April 30, 2022. No bonuses paid in respect of the financial years ended April 30, 2023 and 2021.
(7)	For fiscal 2023, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on May 13, 2022: exercise price: $3.31; expected risk free interest rate: 2.68%; expected annual volatility: 70.34%: expected life in years: 4.0; expected annual dividend yield: $Nil; and Black-Scholes value: $1.80. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. For fiscal 2022, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on May 31, 2021: exercise price: $3.49; expected risk free interest rate: 0.51%; expected annual volatility: 60.52%: expected life in years: 4.0; expected annual dividend yield: $Nil; and Black-Scholes value: $1.61. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

Performance Graph

The Company listed its Shares on the TSX Venture Exchange (the “TSX-V”) on December 11, 2019 and on the Nasdaq Capital Market on April 28, 2021. The Company’s Shares were delisted from the TSX-V effective after markets on July 5, 2023 and became listed and began trading on the Toronto Stock Exchange (the “TSX”) on July 6, 2023. The following graph compares the total cumulative return for a Shareholder who invested $100 in Shares of the Company commencing from December 11, 2019, being the date the Company’s Shares commenced trading on the TSX-V, for the four most recently completed financial years ended April 30, 2023, 2022, 2021 and 2020 with the cumulative total return of the Russell 2000 Index for the same period.

The Company’s compensation to executive officers is generally linked to initiatives completed year-over-year and the Company’s financial performance. Trends in the Company’s returns to Shareholders are not generally determinative of total compensation to executive officers.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the Option-based and share-based awards outstanding as at April 30, 2023, for each NEO.

	Option-based Awards(1)
Name and Principal Position	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(3) ($)
Scott Melbye Chief Executive Officer, President	75,000	3.31	13-May-2027	-
and Director	125,000	3.49	31-May-2026	-
Josephine Man Chief Financial Officer and	60,000	3.31	13-May-2027	-
Corporate Secretary	100,000	3.49	31-May-2026	-
Darcy Hirsekorn	60,000	3.31	13-May-2027	-
Chief Technical Officer	100,000	3.49	31-May-2026	-

Notes:

(1)	Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at April 30, 2023, 162,500 Options held by Mr. Melbye and 130,000 Options held by each of Ms. Man and Mr. Hirsekorn, respectively, have vested.
(2)	Each Option entitles the holder to one common share upon exercise.
(3)	The “Value of Unexercised In-The-Money Options” is calculated on the basis of the difference between the closing price of $2.74 of the Company’s Shares on the TSX-V on April 28, 2023 and the exercise price of the Options.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by an NEO if Options under Option-based awards had been exercised on the vesting date. No share-based awards were granted to NEOs as at April 30, 2023.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)
Scott Melbye Chief Executive Officer, President and Director	34,438
Josephine Man Chief Financial Officer and Corporate Secretary	27,550
Darcy Hirsekorn Chief Technical Officer	27,550

Note:

(1)	Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Shares on the award date) from the market price of the Shares on the date the Option vested (being the closing price of the Shares on the TSX-V on the last trading day prior to the vesting date).

Pension Plan Benefits

The Company does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in an NEO’s responsibilities.

Consulting Agreements

The Company has entered into consulting agreements with companies controlled by each of its NEOs for the provision of services by its NEOs as follows:

Consulting Agreement with Josephine Man

On August 30, 2018, the Company entered into a consulting agreement with Josephine Man as Chief Financial Officer of the Company (the “Consulting Agreement”). Pursuant to the Consulting Agreement, the Company pays Ms. Man a base fee in the amount of $90,000 per annum (the “Base Fee”). Such Base Fee shall be reviewed periodically by the Company and may be varied from time to time in the sole discretion of the Board. Under the terms of the Consulting Agreement, the Company (including by the Compensation Committee), in its sole discretion, may award Ms. Man with additional incentives and bonuses. In connection with the COVID-19 pandemic, the Company temporarily reduced the Base Fee by 25% and 15% for, and during, the first and second financial quarters of 2021, respectively. The Base Fee was reinstated in the third financial quarter of 2021. Effective on August 1, 2022, the Company pays Ms. Man a base salary of $103,500 per annum. For further information, see the section entitled “Elements of Compensation – Base Salary”.

The Company may terminate the Consulting Agreement for just cause, without notice or payment in lieu thereof. The Company is entitled to terminate the Consulting Agreement without cause by providing at least thirty days’ notice of such termination, or payment of thirty days’ Base Fee in lieu thereof. Ms. Man may terminate the Consulting Agreement for any reason by providing at least thirty days’ advance written notice. The Company may waive such notice in whole or in part, in which case the Consulting Agreement will terminate on the day elected by the Company, provided that the Company pays to Ms. Man a single lump sum cash payment on the date of such termination for any portion of such notice period waived by the Company.

Consulting Agreement with Castle Rock Uranium LLC

On October 22, 2019, the Company entered into a consulting agreement with Castle Rock Uranium LLC (“Castle Rock”), pursuant to which Castle Rock will, primarily through Scott Melbye, provide management and business development services, among other things, to the Company. In consideration for such services, the Company paid to Castle Rock an amount of US$15,000 for the month of October 2019, and thereafter, the Company pays to Castle Rock a monthly fee in the amount of US$10,000 (the “Castle Rock Fee”). In connection with the COVID-19 pandemic, the Company temporarily reduced the Castle Rock Fee by 25% and 15% for, and during, the first and second financial quarters of 2021, respectively. The Castle Rock Fee was reinstated in the third financial quarter of 2021. Effective on August 1, 2022, the Company pays Castle Rock a monthly fee of US$11,500. For further information, see the section entitled “Elements of Compensation – Base Salary”.

The Company or Castle Rock may terminate the consulting agreement upon thirty days’ written notice.

Consulting Agreement with Darcy Hirsekorn

The Company entered into an independent contractor agreement with Darcy Hirsekorn dated July 24, 2018, as amended on January 31, 2019, September 30, 2019, May 1, 2020, November 5, 2020 and May 28, 2021 (collectively, the “Hirsekorn Agreement”). Pursuant to the Hirsekorn Agreement, the Company engaged Mr. Hirsekorn to provide geological services to the Company (the “Hirsekorn Agreement”). In consideration for such services, the Company pays Mr. Hirsekorn a fee of $6,549 per month, plus applicable goods and services tax. Effective on August 1, 2022, the Company pays Mr. Hirsekorn a fee of $7,531 per month, plus applicable goods and services tax.

The Company may terminate the Hirsekorn Agreement in the event Mr. Hirsekorn or his agents commit fraud while providing services to the Company, if Mr. Hirsekorn fails to perform his duties and discharge his obligations under the Hirsekorn Agreement, or for just cause. The Company or Mr. Hirsekorn may terminate this agreement upon ten days’ written notice.

Director Compensation

The Company’s directors are entitled to receive remuneration for serving on the Board as the directors or the Shareholders may from time to time determine, and the Company is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Company. The Company’s directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Company’s behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the Board may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. In addition, LTIP Awards are granted to the directors from time to time.

The following table sets forth information relating to compensation paid to the directors during the financial year ended April 30, 2023.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)		Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Amir Adnani(2)	133,500	-	53,993	(3)	-	-	187,493
Vina Patel	22,250	-	26,996	(3)	-	-	49,246
Neil Gregson	22,250	-	26,996	(3)	-	-	49,246
John Griffith(4)	22,250	-	26,996	(3)	-	-	49,246

Notes:

(1)	Compensation paid to Mr. Melbye is disclosed above in the “Summary Compensation Table” and is not reported in the “Director Compensation” table of this Information Circular.
(2)	Mr. Adnani does not receive director fees from the Company. In lieu thereof, Mr. Adnani, through his company, receives a service fee of $10,000 per month plus applicable taxes from May 1, 2022 to July 31, 2022, and $11,500 per month plus applicable taxes effective on August 1, 2022.
(3)	For fiscal 2023, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on May 13, 2022: exercise price: $3.31; expected risk free interest rate: 2.68%; expected annual volatility: 70.34%; expected life in years: 4.0; expected annual dividend yield: $Nil; and Black-Scholes value: $1.80. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.
(4)	Mr. Griffith is not standing for re-election at the Meeting.

No director compensation was paid to directors who are executive officers of the Company in the financial year ended April 30, 2023.

Ms. Patel, Mr. Gregson and Mr. Griffith served as independent directors of the Company in the financial year ended April 30, 2023.

The Company’s independent directors were each paid a quarterly retainer fee of $5,000 from May 1, 2022 until July 31, 2022. Effective on August 1, 2022, the Company’s independent directors are each paid a quarterly retainer fee of $5,750.

No additional committee and/or chairman fees or meeting attendance fees were paid to the directors during the financial year ended April 30, 2023.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the Option-based and share-base awards outstanding as at April 30, 2023, for each director.

	Option-based Awards(1)
Name and Principal Position	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(3) ($)
Amir Adnani	30,000	3.31	13-May-27	-
Chairman and Director	50,000	4.10	31-May-26	-
Vina Patel	15,000	3.31	13-May-27	-
Lead Independent Director	25,000	3.49	31-May-26	-
Neil Gregson	15,000	3.31	13-May-27	-
Director	25,000	3.49	31-May-26	-
John Griffith(4)	15,000	3.31	13-May-27	-
Director	40,000	5.46	15-Sep-26	-

Notes:

(1)	Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at April 30, 2023, 65,000, 32,500, 32,500 and 47,500 Options held by Mr. Adnani, Ms. Patel, Mr. Gregson and Mr. Griffith, respectively, have vested.
(2)	Each Option entitles the holder to one common share upon exercise.
(3)	The “Value of Unexercised In-The-Money Options” is calculated on the basis of the difference between the closing price of $2.74 of the Company’s Shares on the TSX-V on April 28, 2023 and the exercise price of the Options.
(4)	Mr. Griffith is not standing for re-election at the Meeting.

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director. No compensation securities were exercised by the directors of the Company during the most recently completed financial year.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)
Amir Adnani Chairman and Director	2,025
Vina Patel Lead Independent Director	6,888
Neil Gregson Director	6,888
John Griffith(2) Director	1,013

Notes:

(1)	Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Shares on the award date) from the market price of the Shares on the date the Option vested (being the closing price of the Shares on the TSX-V on the last trading day prior to the vesting date).
(2)	Mr. Griffith is not standing for re-election at the Meeting.

Long-Term Incentive Plan

The Company adopted its LTIP on November 22, 2019. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board. The aggregate number of Shares issuable under the LTIP is 10,775,285. As of the date hereof, 1,196,000 Shares are issuable pursuant to awards previously granted and outstanding under the LTIP. As of the date hereof, 9,389,285 Shares remain available for issuance under the LTIP.

The Board may, at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSX, and (b) approval of Shareholders of the Company as required by the rules of the TSX or applicable law, provided that, subject to applicable regulatory authority or the TSX, Shareholder approval shall not be required for the following amendments, and the Board may make changes which may include, but are not limited to: (i) amendments of a “housekeeping nature”; (ii) any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP; (iii) an amendment which is necessary to comply with applicable law or TSX requirements; (iv) amendments respecting administration and eligibility for participation under the LTIP; (v) changes to terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards; (vi) amendments which alter, extend or accelerate the terms of vesting applicable to any award; and (vii) changes to the termination provisions of an award or the LTIP which does not entail an extension beyond the original fixed term. If the LTIP is terminated, prior awards shall remain outstanding and in effect, in accordance with their applicable terms and conditions. The Board may waive any conditions or rights under, or amend any terms of, any awards, provided that no such amendment or alteration shall be made which would impair the rights of any participant without such participant’s consent, unless the Board determines that such amendment or alteration either is required or advisable in order to conform to any law, regulation or accounting standard or is not reasonably likely to diminish the benefits provided under such award.

The LTIP has not previously been approved by the Company’s Shareholders, and does not require Shareholder approval until such time as the Company seeks to materially amend the LTIP, including the number of awards available under it.

Restricted Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of restricted share units (“RSUs”) to directors, key employees and consultants. Each RSU shall represent one Share on vesting. RSUs shall be subject to such restrictions as the Board may establish in the applicable award agreement. The typical restriction for RSUs is time based (i.e. vesting after a fixed period of time, which period of time shall be no less than 12 months). All RSUs will vest and become payable by the issuance of Shares at the end of the applicable restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the applicable award agreement. Restrictions on any RSUs shall lapse immediately and become fully vested upon a change of control. Upon the death of a participant, subject to the applicable award agreement, any RSUs that have not vested will be immediately forfeited and cancelled without payment, provided that any RSUs granted to such participant that had vested prior to the participant’s death will accrue to the participant’s estate in accordance with the LTIP.

If a key employee’s employment is terminated for cause, any RSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. Where the employment of a key employee is terminated without cause, by voluntary termination or due to retirement, any RSUs granted to the participant will, subject to the applicable award agreement, immediately terminate without payment and be cancelled as of the termination date, provided, however, that any RSUs granted to such participant that had vested prior to the participant’s termination without cause, voluntary termination or retirement will accrue to the participant in accordance with the LTIP. If a key employee becomes afflicted by a disability, all RSUs granted to the participant will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the date of termination will accrue to the key employee in accordance with the LTIP.

In the case of directors, if a participant ceases to be a director for any reason, all RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the participant ceasing to be a director will accrue to the participant in accordance with the LTIP. Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all RSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the termination of the participant’s service to the Company will accrue to the participant in accordance with the LTIP.

Performance Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of performance share units (“PSUs”) to key employees and consultants. Each PSU shall, contingent upon the attainment of the performance criteria within the applicable performance cycle, represent one Share unless otherwise specified in the applicable award agreement. The performance criteria will be established by the Board which, without limitation, may include criteria based on the participant’s individual performance and/or the financial performance of the Company and its subsidiaries. The applicable award agreement may provide the Board with the right to revise the performance criteria and the award amounts during a performance cycle or after it has ended, if unforeseen events occur, including, without limitation, changes in capitalization, equity restructuring, acquisitions or divestitures, if such events have a substantial effect on the Company’s financial results and make the application of the performance criteria unfair absent a revision.

All PSUs will vest and become payable to the extent that the performance criteria are satisfied in the sole determination of the Board. PSUs granted to a participant shall become fully vested and payable to the extent that the performance criteria set forth in the applicable award agreement are satisfied for the performance cycle. Payment to a participant in respect of vested PSUs shall be made to such participant within 95 days after the last day of the performance cycle or upon a change of control. Upon the death of a participant, subject to the applicable award agreement, all PSUs granted to the participant which, prior to the participant’s death, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

If a key employee’s employment is terminated for cause, any PSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. If a key employee’s employment is terminated without cause, by voluntary termination, or if the participant’s employment terminates due to retirement, all PSUs granted to the participant which, prior to such termination without cause, voluntary termination or retirement, as applicable, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed. If a participant becomes afflicted by a disability, all PSUs granted to the participant will continue to vest in accordance with the terms of such PSUs, provided, however, that no PSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, PSUs granted to such participant which had not vested will immediately terminate without payment and be cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all PSUs granted to such participant that have not vested will immediately be forfeited and cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Deferred Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of deferred share units (“DSUs”) to directors in lieu of director fees (but not to key employees or consultants). Directors may also elect to receive any or all of their fees in DSUs in lieu of cash. A director becomes a participant effective as of the date he or she is first appointed or elected as a director and ceases to be a participant at the time he or she ceases to be a director for any reason. The number of DSUs to be granted to a participant shall be calculated by dividing the amount of fees by the market unit price on the grant date. The market unit price is defined in the LTIP as the value of a Share determined by reference to the five-day volume weighted average closing price of a Share on the immediately preceding five trading days on which trading in the Shares took place.

Each participant shall be entitled to receive, subsequent to the effective date that the participant ceases to be a director for any reason or any earlier vesting period(s) set forth in the applicable award agreement, either: (a) that number of Shares equal to the number of DSUs granted to such participant; or (b) a cash payment in an amount equal to the market unit price of the DSUs granted to such participant on the trading day following the day that the participant ceases to be a director, net of applicable withholdings. In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements for the fourth quarter), the cash payment of the value of the DSUs will be made to the participant with reference to the five trading days immediately following the public disclosure of the interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter). Upon the death of a participant, such participant’s estate shall be entitled to receive, within 120 days, a cash payment or Shares that would otherwise have been payable upon such participant ceasing to be a director.

Options

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of Options to directors, key employees and consultants. The number of Options to be granted, the exercise price(s) and the time(s) at which an Option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of Options shall not be lower than the market price of the Shares at the time the Option is granted, where market price is the closing market price of the Shares on TSX at the time of the grant, and further provided that the term of any Option shall not exceed ten years.

In the event of a change of control, each outstanding Option issued to a director or a key employee shall automatically become fully and immediately vested and exercisable, subject to the policies of the TSX. Upon the death of a director or key employee, any Option held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the Option shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at the date of death of such participant.

If a key employee is terminated for cause, no Option held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any Option held shall remain exercisable in full for a period of 60 days after the termination or cessation date (in the case of key employees, subject to any longer period set out in an applicable award agreement, which longer period may not exceed twelve months from such termination date) or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at such time. If a director or a key employee becomes afflicted by a disability, all Options granted to the participant will continue to vest in accordance with the terms of such Options, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any Option held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the Option period in respect of the Option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the Option at such time.

In the case of consultants, if a participant ceases to be a consultant for any reason, subject to the applicable award agreement and any other contractual commitments between the consultant and the Company, no Option held by such participant shall be exercisable from the date of termination of service.

Stock Appreciation Rights

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of stock appreciation rights (“SARs”) to directors, key employees and consultants, either on a stand-alone basis or in relation to any Options. SARs are awards that entitle the participant to receive an amount (the “SAR Amount”) equal to the excess, if any, of the current market price on the exercise date over the exercise price of the SAR (the “SAR Grant Price”), multiplied by the number of Shares in respect of which the SAR is being exercised. The current market price is defined in the LTIP as the last closing price of the Shares on the immediately preceding trading day prior to the relevant exercise date. The SAR Amount is payable in Shares in an amount equal to the SAR Amount divided by the current market price, provided that the applicable award agreement may provide that the Company may alternatively satisfy the SAR Amount by paying to the participant cash in an amount equal to the SAR Amount. The number of SARs to be granted, the SAR Grant Price and the time(s) at which a SAR may be exercised shall be determined by the Board and set out in an award agreement, provided that the SAR Grant Price shall not be lower than the exercise price permitted by the TSX and further provided that the term of any SAR shall not exceed ten years. The terms of, and SAR Grant Price of, any SAR granted in relation to an Option shall be the same as the terms and exercise price of the Option it is granted in relation to.

In the event of a change of control, each outstanding SAR issued to directors and key employees shall automatically become fully and immediately vested and exercisable, subject to the applicable award agreement and the policies of the TSX. Where, in the case of directors and key employees, a participant shall die while holding a SAR, any SAR held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the SAR shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at the date of death of such participant.

Where the employment of a key employee is terminated for cause, no SAR held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any SAR held shall remain exercisable in full for a period of 60 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time. If a director or key employee becomes afflicted by a disability, all SARs granted to the participant will continue to vest in accordance with the terms of such SARs, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any SAR held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, no SAR held by such participant shall be exercisable from the date of termination of service.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under equity compensation plans of the Company as of the financial year ended April 30, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Securityholders	-	-	-
Equity Compensation Plans Not Approved by Securityholders(1)	1,196,000	$3.50	9,389,285	(2)
Total	1,196,000	$3.50	9,389,285

Notes:

(1)	In connection with the Company’s initial public offering completed in December 2019, the Company adopted the LTIP, which allows the Board to grant long-term equity based awards to eligible participants. Pursuant to the requirements of the TSX, the LTIP does not require approval by Shareholders until such time as the Company seeks to materially amend the LTIP, including the number of awards available under it.
(2)	The maximum number of Shares reserved for issuance under the LTIP is 10,775,285.

For further information on the LTIP, see the section entitled “Long-Term Incentive Plan”.

NASDAQ CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined under the Nasdaq Listing Rules. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d), subject to several important exceptions, including a requirement that the Company have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 10A-3(b)(1) under the Exchange Act. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice differs from the Nasdaq corporate governance requirements is described in the Company’s Nasdaq Corporate Governance disclosure, which can be viewed on the Company’s website at https://www.uraniumroyalty.com/_resources/governance/Nasdaq-Statement-of-Corporate-Governance-Differences.pdf.

The Company’s board diversity matrix, dated as of August 4, 2022 and July 19, 2023, prepared in accordance with Nasdaq Listing Rule 5606, can be viewed on the Company’s website at https://www.uraniumroyalty.com/company/corporate-governance/

CORPORATE GOVERNANCE

Audit Committee

The Audit Committee is currently comprised of Mr. Gregson, Ms. Patel and Mr. Griffith. Each member of the Audit Committee is considered “financially literate” as defined in NI 52-110. Each member of the Audit Committee is also considered independent pursuant to NI 52-110, Rule 10A-3 of the Exchange Act and Nasdaq Listing Rules. Mr. Gregson is the Chair of the Audit Committee. The Board has determined that Mr. Gregson is an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board. As required by NI 52-110, information about our Audit Committee is provided in our most recent annual information form dated July 13, 2023, which is available under our SEDAR+ profile at www.sedarplus.ca and on our website at www.uraniumroyalty.com.

Mr. Griffith is not standing for re-election as a director at the Meeting. Accordingly, the Company expects that, on completion of the Meeting, its Audit Committee will consist of two directors that are independent of the Company. The Company currently expects to identify and appoint an additional independent director to the Board and such Committee after completion of the Meeting.

Board of Directors

Independence of the Board

The Board is currently comprised of five members, three of whom are considered independent and two of whom are not independent. Ms. Patel, Mr. Gregson and Mr. Griffith are considered “independent” as provided by NI 52-110 and Nasdaq Listing Rules. Mr. Adnani and Mr. Melbye are not considered “independent”. Mr. Griffith has indicated that he will not be standing for re-election.

On completion of the Meeting, the Company expects the Board will be comprised of four members, two of whom would be considered independent. The Company is currently seeking to identify an additional candidate to act as a third independent director and currently expects to identify and appoint such additional independent director after completion of the Meeting.

Mr. Adnani is not independent by virtue of his involvement with UEC as its Chief Executive Officer. Mr. Melbye is not independent by virtue of his involvement with the Company as its Chief Executive Officer.

The independence of the directors is determined in accordance with NI 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Company also determines independence of its directors pursuant to Nasdaq Listing Rules. The Nasdaq Listing Rules provides that no director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company that would interfere with the exercise of independent judgment.

The Chairman of the Board is not independent. However, the Board has appointed Ms. Patel, an independent member of the Board, as Lead Independent Director. The primary focus of the Lead Independent Director is to provide leadership for the independent directors and ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Independent Director chairs all independent director meetings and reports the results of these meetings to the non-independent directors and the Chief Executive Officer. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors are actively and regularly involved in reviewing the operations of the Company, have full access to management and are encouraged to seek the advice of financial, legal or other advisors when necessary. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Chairman of the Board of Directors

Mr. Adnani, the Chairman of the Board, is the founder of the Company. The Chairman’s primary responsibilities include chairing all Board meetings, ensuring that the Board functions effectively, scheduling meetings, setting agendas and ensuring that the Board meetings are organized properly. The Chairman also ensures that all business required to come before the Board is presented to its members in a timely and appropriate manner.

Lead Independent Director

As noted above, the Board has appointed Ms. Patel, an independent member of the Board, as Lead Independent Director. The Lead Independent Director’s primary responsibility is to ensure that the Board functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The Board has developed a position description for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

●	in consultation with the Chairman, review and make recommendations with respect to the agenda for Board meetings;
●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Company;
●	request in camera sessions of the independent directors; and
●	provide leadership for the independent directors and ensure that the Board understands its responsibilities and can work cohesively.

The position description of the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available on the Company’s website at www.uraniumroyalty.com.

Meetings of the Board and Committees of the Board

The Board meets as many times as necessary to address all current affairs and business. Each committee of the Board meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times each year.

Independent Directors’ Meetings

During the financial year ended April 30, 2023, the independent directors met four times. The independent directors meet at least once each year or more frequently as necessary to deal with current business and affairs. The independent directors hold meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

The Board’s formal committees are comprised entirely of independent directors.

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2023 and 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

Directorships

The following director Nominees of the Company are also directors of other reporting issuers.

Director	Other reporting issuers	Exchange	Dates
Amir Adnani	Uranium Energy Corp.	NYSE American	June of 2005 to Present
	GoldMining Inc.	TSX and NYSE American	January of 2011 to Present
Neil Gregson	Atalaya Mining Plc.	Alternative Investment Market of the London Stock Exchange	February of 2021 to Present

Attendance Report

The following table sets forth meeting attendance records for each director in the financial year ended April 30, 2023, including each committee of which the director is a member.

Director	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings
Amir Adnani	6/6	-	-	-	-
Scott Melbye	6/6	-	-	-	-
Vina Patel	6/6	4/4	4/4	3/3	3/3
Neil Gregson	6/6	4/4	4/4	3/3	3/3
John Griffith(1)	6/6	4/4	4/4	3/3	3/3

Note:

(1)	Mr. Griffith is not standing for re-election at the Meeting.

Board Mandate

The Board does not have a written mandate. In fulfilling its responsibilities, the Board is responsible for, among other things: (i) strategic planning for the Company; (ii) monitoring of the Company’s financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Company; (iv) assessing risks facing the Company and reviewing options for their mitigation; (v) ensuring that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Company, ensuring that they are qualified for their roles and planning their success as appropriate from time to time; and (vii) establishing and overseeing committees of the Board as appropriate, approving their mandates and approving any compensation of their members.

Position Descriptions

The Board has not developed a separate written position description for the Chair and the Chair of each Board committee. The role of the Chair of the Board and the Chair of each committee is to preside over all meetings of the Board, lead the Board or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the Chairs of each committee, report to the Board with respect to the activities of the committee.

The Board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer’s principal duties and responsibilities are for planning the strategic direction of the Company, providing leadership to the Company, acting as a spokesperson for the Company, reporting to Shareholders, and overseeing the executive management of the Company.

Orientation and Continuing Education

The Board does not have any formal procedures to orient new Board members or provide continuing education for directors. When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining industry, having regard to the requirements for appropriate skill sets required by the Company.

As an ongoing process, the Board considers executive and management development (including training and monitoring of senior executives and management) based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with the business and affairs of the Company and with respect to developments within the mining industry. Board members have free and full access to the Company’s records at all times.

Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct addresses fair dealings, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, discrimination and harassment and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws. The Board will have the ultimate responsibility for the administration of the Code of Conduct. The Board monitors compliance with the Code of Conduct by requiring any person subject to the Code of Conduct to report breaches thereof to the attention of the Nominating and Corporate Governance Committee Chair. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related Board discussions and such director does not cast a vote on any matter in respect of which such director has a material interest. The Code of Conduct is available under the Company’s profile on SEDAR+ and on the Company’s website at www.uraniumroyalty.com.

The Company has adopted an insider trading policy (the “Insider Trading Policy”), which applies to all employees, officers and directors of, and consultants and contractors to, the Company or any subsidiary of the Company who receive or have access to “material non-public information” (as such term is defined in the Insider Trading Policy). This group of people, members of their immediate families, and members of their households are referred to as “insiders” in the Insider Trading Policy. The Insider Trading Policy also applies to any person who receives material non-public information from any insider. The objective of the Insider Trading Policy is to ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable securities laws. The Insider Trading Policy provides for trading bans during which insiders and other persons who are subject to the policy are prohibited from trading in securities of the Company. The Insider Trading Policy also prohibits insiders and other persons who are subject to the policy from trading in securities of the Company during the period commencing on the first day after the end of each fiscal quarter and ending one trading day following the date of the public disclosure of the financial results for that quarter. Additional trading bans may also be prescribed from time to time to suspend trading because of developments known to the Company and not yet disclosed to the public.

The Company has adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns with respect to any unlawful, illegal or otherwise improper behaviour. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

The Company has adopted an anti-corruption and corporate disclosure policy (the “Anti-Corruption Policy”) wherein directors, officers and employees of the Company are provided with supplemental guidance to the anti-corruption provisions of the Code of Conduct and provided further detail relating the Company’s anti-corruption policies including prevention of improper payments, accounting standards and reporting standards. The Anti-Corruption Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board in respect of filling of vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Ms. Patel, Mr. Gregson and Mr. Griffith. Each member of the Nominating and Corporate Governance Committee is considered independent pursuant to NI 52-110 and Nasdaq Listing Rules. Ms. Patel is the Chair of the Nominating and Corporate Governance Committee. Mr. Griffith is not standing for re-election as a director at the Meeting.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board.

Compensation

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation. For further information, see the section entitled “Statement of Executive Compensation”.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Ms. Patel, Mr. Gregson and Mr. Griffith. Each member of the Compensation Committee is considered independent pursuant to NI 52-110 and Nasdaq Listing Rules. Ms. Patel is the Chair of the Compensation Committee. Mr. Griffith is not standing for re-election as a director at the Meeting.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, there are no other committees of the Board.

Assessments

The Board establishes appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Nominating and Corporate Governance Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria. During the financial year ended April 30, 2023, the Board conducted a board effectiveness assessment with regard to each of our Company’s directors. Our Board determined that each of the Company’s directors meets a high standard in terms of meeting attendance, preparation and engagement with the Company. All are highly effective and bring a diverse set of backgrounds and expertise to the Board.

Board Renewal

The Company does not have a mandatory retirement age or limit on the number of terms that a director may serve. The Board recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the Board’s performance. The Board balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Company recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the Board, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Company has not adopted a written policy relating to the identification and nomination of women, Indigenous peoples, persons with disabilities, and members of visible minorities (collectively, “Diversity Groups”) as directors, executive officers and members of senior management as the Company generally has and will continue to consider diversity when considering candidates. The Company has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Company believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, experience and personal characteristics.

When considering the composition of, and individuals to nominate or hire to, the Board, executive officer positions and members of senior management, the Nominating and Corporate Governance Committee and the Board, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, ethnicity and cultural diversity.

The Nominating and Corporate Governance Committee takes gender, age, ethnicity, cultural diversity and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the Board and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Nominating and Corporate Governance Committee will consider the level of representation of the four designated Diversity Groups on the Board and among the Company’s executive officers and senior management. This will be achieved by monitoring on an ongoing basis the level of representation of the four designated Diversity Groups on the Board, in executive officer and senior management positions.

The Company currently has one female director, representing 20% of our total directors, one female executive officer representing 33% of our total executive officers and one female member of senior management representing 33% of our total senior management. The Company currently has: (i) one director who is a member of visible minorities, representing 20% of our total directors; (ii) one executive officer who is a member of visible minority representing 33% of our total executive officers; and (iii) one member of senior management who is a member of visible minority representing 33% of our total senior management. No Indigenous peoples or persons with disabilities currently serve on the Board or currently hold any executive officer positions within the Company. The Company continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management.

The Company’s board diversity matrix, dated as of August 4, 2022 and July 19, 2023, prepared in accordance with Nasdaq Listing Rule 5606, can be viewed on the Company’s website at https://www.uraniumroyalty.com/company/corporate-governance/

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who is or has been a director or executive officer of the Company since the beginning of the Company’s last financial year, or any proposed Nominee for election as a director of the Company, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, Nominee or any associate or affiliate of such informed person or Nominee, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or will materially affect us or our subsidiary, except any interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

For the purposes of this Information Circular, an “informed person” means (i) any of our directors or officers; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over our voting securities carrying more than 10% of the voting rights attaching to all our outstanding voting securities.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Our management knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to our management shall properly come before the Meeting, the proxy given pursuant to the solicitation by our management will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.uraniumroyalty.com. Additional financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis (the “MD&A”) for the Company’s most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company’s comparative audited financial statements and MD&A at: toll free 1-855-396-8222 (extension 509), or by sending a written request to Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

The Company must receive any proposals for any matter that a person entitled to vote at an annual meeting of Shareholders proposes to raise at the next annual meeting of Shareholders between May 15, 2024 and July 14, 2024, subject to the requirements of the CBCA.

SHAREHOLDER nominations

The By-Laws of the Company include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Company. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Company and in writing and proper form to the Company at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 18th day of August, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF
URANIUM ROYALTY CORP.

/s/ Amir Adnani
Amir Adnani
Chairman and Director

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